UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Forum Energy Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34984V 100

(CUSIP Number)

April 14, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-V, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 68,876(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 68,876(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 68,876
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.2%(2)
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-V, G.P., LLC., and its managing member, SCF GP LLC.
(2)

Based on 5,720,944 shares of Common Stock (as defined below) of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-V, G.P., LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 68,876(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 68,876(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 68,876
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.2%(2)
12	Type of Reporting Person OO

(1)	Reporting Person holds power over shares held by SCF-V, L.P. Reporting Person’s power is exercised by SCF GP LLC, its managing member.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF 2012A, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 97,069(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 97,069(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 97,069
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.7%(2)
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF GP LLC.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-VI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,884(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,884(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%(2)
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VI, G.P., Limited Partnership and its general partner, SCF GP LLC.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-VI, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,884(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,884(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,884
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.3%(2)
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VI, L.P. Reporting Person’s power is exercised by SCF GP LLC, its managing member.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF 2012B, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 55,676(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 55,676(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,676
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.0%(2)
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF GP LLC.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 325,634(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 325,634(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 325,634
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.7%(2)
12	Type of Reporting Person PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VII, G.P., Limited Partnership and its general partner, SCF GP LLC.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF-VII, G.P. Limited Partnership
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 325,634(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 325,634(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 325,634
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.7%(2)
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by SCF-VII, L.P. Reporting Person’s power is exercised by SCF GP LLC, its managing member.
(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

CUSIP NO. 34984V 100

1	Name of Reporting Person SCF GP LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 620,139(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 620,139(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 620,139
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 10.8%(2)
12	Type of Reporting Person OO

(1)

Reporting Person holds power over shares held by SCF-V, L.P., SCF-VI, L.P., and SCF-VII, L.P. through their respective general partners, and holds power over shares held by SCF 2012A, L.P. and SCF 2012B, L.P.

(2)	Based on 5,720,944 shares of Common Stock of the Issuer outstanding as of March 16, 2022, as disclosed in the Issuer’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders.

Item 1(a).	Name of issuer:

Forum Energy Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

10344 Sam Houston Park Drive,

Suite 300

Houston, Texas 77064

Item 2(a).	Names of persons filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)

SCF GP LLC, with respect to the shares of Common Stock indirectly owned by SCF-V, G.P., LLC, SCF-VI, G.P., Limited Partnership and SCF-VII, G.P., Limited Partnership and the shares of Common Stock directly owned by SCF 2012A, L.P. and SCF 2012B, L.P.;

(ii)	SCF-V, L.P., with respect to shares directly owned by it;

(iii)	SCF-V, G.P., LLC, with respect to shares directly owned by SCF-V, L.P.;

(iv)	SCF 2012A, L.P., with respect to shares directly owned by it;

(v)	SCF-VI, L.P., with respect to shares directly owned by it;

(vi)	SCF-VI, G.P., Limited Partnership, with respect to shares directly owned by SCF-VI, L.P.;

(vii)	SCF 2012B, L.P., with respect to shares directly owned by it;

(viii)	SCF-VII, L.P., with respect to shares directly owned by it; and

(ix)	SCF-VII, G.P., Limited Partnership, with respect to shares directly owned by SCF-VII, L.P.

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Reporting Persons is:

600 Travis Street, Suite 6600

Houston, Texas 77002

Item 2(c).	Citizenship:

SCF GP LLC is a limited liability company organized under the laws of the State of Delaware.

SCF-V, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-V, G.P., LLC is a limited liability company organized under the laws of the State of Delaware.

SCF 2012A, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VI, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

SCF 2012B, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, L.P. is a limited partnership organized under the laws of the State of Delaware.

SCF-VII, G.P., Limited Partnership is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share, of the Issuer (“Common Stock”).

Item 2(e).	CUSIP number:

34984V 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information in items 1 through 11 on the cover pages to this Schedule 13G/A is incorporated by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022

SCF-V, L.P.
By:	SCF-V, G.P., LLC
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-V, G.P., LLC
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF 2012A, L.P.
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, L.P.
By:	SCF-VI, G.P., Limited Partnership
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VI, G.P., Limited Partnership
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF 2012B, L.P.
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, L.P.
By:	SCF-VII, G.P., Limited Partnership
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VII, G.P., Limited Partnership
By:	SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF GP LLC

By:	/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director